UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
              Division of
       Corporation Finance
December 29, 2017

U.S. Securities and Exchange Commission
Office of Global Security Risk
100 F Street N.E.
Washington, DC 20549
Attn: Cecilia Blye, Chief

Re:	Euronav NV Form 20-F for the Fiscal Year Ended December 31, 2016 Filed April 14, 2017 File No. 1-36810
Dear Ms. Blye:
This letter sets forth the response of Euronav N.V. (the "Company" or "Euronav") to the comment letter dated December 21, 2017 (the "Comment Letter") of the Office of Global Security Risk of the U.S. Securities and Exchange Commission (the "Commission") with respect to the Company's annual report on Form 20-F filed on April 14, 2017 via EDGAR.
The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.
If our vessels call on ports located in countries that are subject to sanctions and embargos imposed by the U.S. or other governments that could adversely affect our reputation and the market for our ordinary shares, page 14.
1.
You indicate that from time to time, on charterers' instructions, your vessels may call on ports in Sudan and Syria, countries that are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, joint ventures, charterers, pool managers or other direct or indirect arrangements. You should describe any goods, services or fees you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

In response to the Commission's comment, the Company notes that the Company's vessels have not called on any ports located in Sudan or Syria in the last three fiscal years. Further, the Company has not conducted any business in or with any contacts in Sudan or Syria in the last three fiscal years. The language included on page 14 of the Company's annual report was included as risk disclosure only.
2.	Please tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period.
Please see response to Comment number 1.
If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223, Keith J. Billotti, Esq. at (212) 574-1274 or Andrei Sirabionian, Esq. at (212) 574-1580.
Very truly yours, SEWARD & KISSEL, LLP By: /s/ Gary J. Wolfe Gary J. Wolfe